CUSIP No. 37611X100	Schedule 13G	Page 1 of 5

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Ginkgo Bioworks Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

37611X100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37611X100	Schedule 13G	Page 2 of 5

1	Names of Reporting Persons Austin Che
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 99,857,282
	6	Shared Voting Power 0
	7	Sole Dispositive Power 99,857,282
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 99,857,282
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.3%
12	Type of Reporting Person IN

CUSIP No. 37611X100	Schedule 13G	Page 3 of 5

ITEM 1. (a) Name of Issuer:

Ginkgo Bioworks Holdings, Inc. (the “Issuer”).

      (b) Address of Issuer’s Principal Executive Offices:

27 Drydock Avenue, 8th Floor, Boston, MA 02210.

ITEM 2. (a) Name of Person Filing:

Austin Che (the “Reporting Person”).

      (b) Address or Principal Business Office:

The business address of the Reporting Person is c/o Ginkgo Bioworks Holdings, Inc., 27 Drydock Avenue, 8th Floor, Boston, MA 02210.

      (c) Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

      (d) Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

      (e) CUSIP Number:

37611X100

ITEM 3.

Not applicable.

ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 1,485,254,982 shares of Class A Common Stock outstanding as of February 10, 2023, 7,161,014 shares of Class A Common Stock represented by fully vested restricted stock units held by the Reporting Person (and which are included in the number of shares of Class A Common Stock reported as beneficially owned by the Reporting Person) as of December 31, 2022, 82,069,619 shares of Class A Common Stock issuable upon conversion of shares of Class B common stock, $0.0001 per share (“Class B Common Stock”) owned by the Reporting Person.

•	Amount beneficially owned: 99,857,282

•	Percent of Class: 6.3%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 99,857,282

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 99,857,282

•	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of (i) 10,626,649 shares of Class A Common Stock of the Issuer held of record by the Reporting Person; (ii) 7,161,014 shares of Class A Common Stock represented by fully vested restricted stock units held by the Reporting Person; (iii) 78,927,069 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock of the Issuer held of record by the Austin Che Revocable Trust, of

CUSIP No. 37611X100	Schedule 13G	Page 4 of 5

which the Reporting Person is the sole trustee; (iv) 822,206 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held of record by the Austin Che Irrevocable Trust, of which the Reporting Person may be deemed to hold investment and voting discretion; and (v) 2,320,344 shares of Class B Common Stock held of record by the Reporting Person. The shares of Class B Common Stock may be redeemed by the holder at any time for shares of Class A Common Stock on a one-to-one basis.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 37611X100	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

By:	/s/ Austin Che
Name: Austin Che